

Mail Stop 4720

December 2, 2009

Thomas McCullough
Corporate Secretary
First Regional Bancorp
1801 Century Park East, Suite 800
Los Angelos, California 90067

     RE: First Regional Bancorp
                Form 8-K
                Filed November 23, 2009
                File No. 000-10232

Dear Mr. McCullough,

We have completed our review of your Form 8-K and have no further comments at this time.

                Sincerely,

                Michael C. Volley
                Staff Accountant